DIGITAL RELAB, LLC

A Delaware Limited Liability Company

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

Dated as of April 25 , 2018

THE MEMBERSHIP UNITS REPRESENTED BY THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE FEDERAL OR STATE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

TABLE OF CONTENTS

GLOSSARY OF TERMS

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

DIGITAL RELAB, LLC

A Delaware Limited Liability Company

THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of Digital ReLab, LLC, a Delaware limited liability company, dated and effective as of April 25, 2018 (the "Effective Date"), is adopted, executed and entered into by and among the Company and the current Members and each other Person who becomes a Member in accordance with the terms of this Agreement.

WHEREAS, on August 13, 2014 (the "Formation Date"), the Company was organized pursuant to the Delaware Act and filed its Certificate with the Secretary of State of Delaware;

WHEREAS, prior to the date hereof, the Company and its Members were parties to that certain Amended and Restated Limited Liability Company Agreement of the Company dated as of June 1, 2015, as amended June 23, 2016 (the "Prior Agreement");

WHEREAS, subject to the execution and delivery of this Agreement, certain existing Members and new Members will acquire Units pursuant to the terms of that certain Series A Preferred Unit Purchase Agreement for the Company's Series A Convertible Preferred Units (the "Preferred Units"), by and among the Company and the Purchasers named therein (the "Purchase Agreement";

WHEREAS, effective upon the Effective Date of this Agreement, each Preferred Unit issued and outstanding immediately prior to the Effective Date (the "Old Preferred Units") shall, without any action on the part of the holder thereof, hereby and hereupon be reclassified as, converted to and exchanged for, one Class B Common Unit, and each Common Unit issued and outstanding immediately prior to the Effective Date (the "Old Common Units") shall, without any action on the part of the holder thereof, hereby and hereupon be reclassified as, converted to and exchanged for, one Class C Common Unit (the foregoing are, together, the "Unit Exchange"); and

WHEREAS, the Company and the Members desire to amend and restate the Prior Agreement in its entirety to reflect the rights and obligations of the Preferred Units and set forth their agreement as to the governance of the Company and the rights of the Members and to give effect to the Unit Exchange;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby amend and restate the Prior Agreement and agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1. Definitions. As used in this Agreement, the following terms have the following meanings:

"Affiliate" means, with respect to any Person, any other Person: (i) which owns more than ten percent (10%) of the voting interests in such Person; (ii) in which such Person owns more than ten percent (10%) of the voting interests; or (iii) in which more than ten percent (10%) of the voting interests are owned directly or indirectly by any other Person who has a relationship with such Person described in clause (i) or (ii) above in this definition.

"Agreement" means this Second Amended and Restated Limited Liability Company Agreement of the Company, as executed and as amended, modified, supplemented or restated from time to time in accordance with the terms hereof, as the context requires.

"Capital Contribution" means, with respect to any Member on any date, the aggregate contributions made by or on behalf of such Member to the Company pursuant to Article III as of the date in question, as shown opposite such Member's name on the Schedule of Members, as the same may be amended from time to time, and in respect of any Unit, the total consideration contributed by the applicable Member pursuant to Article III in respect of such Unit. Any non-cash contribution made by a Member shall have the value ascribed to such contribution by the Company and agreed to by the contributing Member, which value shall be set forth on the Schedule of Members.

"Certificate" means the Certificate of Formation of the Company as filed with the Secretary of State of the State of Delaware on the Formation Date.

"Change in Control" means any transaction or series of transactions, the end result of which is such that one or more Persons (other than the Members set forth on the Schedule of Members effective on the date hereof or their Permitted Transferees) acquires (beneficially or otherwise) more than 50% of the voting power represented by outstanding Units of the Company (whether by merger, consolidation, recapitalization, reorganization, sale or Transfer of such rights or securities, or otherwise), other than a reorganization in connection with a public offering of a Successor under Section 9.3.

"Code" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"Common Majority" means the Members holding a majority of the Common Units.

"Common Units" means, collectively, the Class B Common Units and Class C Common Units.

"Company" means the Delaware limited liability company formed pursuant to the Certificate and governed by this Agreement, as such limited liability company may be constituted from time to time, and including its successors-in-interest (including the Successor).

"Confidential Information" means all information of a confidential or proprietary nature, whether tangible or intangible, in any form or medium provided, which is not generally known to the public, including (i) information that relates to the business, operations, strategies, prospects, structure or status of the Company, (ii) third party information which the Company treats or is required to treat as confidential or proprietary, and (iii) hardware, software and enhancements thereto, schematics and designs, know-how, techniques, systems, processes, trade secrets, customer and supplier data, pricing data, manuals and confidential documents and reports relating to the business, operations, strategies, prospects, assets, structure or status of the Company.

"Delaware Act" means Delaware Limited Liability Company Act, 6 Del.C. Section 18-101, *et seq.*, as from time to time amended and including any successor statute of similar import.

"Dissociation" means with respect to any Member such Member ceasing to be a Member of the Company under the Delaware Act, including an Involuntary Dissociation or a Voluntary Dissociation.

"Dissolution" means any dissolution, liquidation or wind-up of an entity.

"Distribution" means a distribution made by the Company to a Holder, whether in cash, securities or other assets and whether by liquidating distribution or otherwise; provided that none of the following shall be a Distribution: (i) any redemption or repurchase by the Company of any Incentive Units in connection with the termination of employment or service of the Holder of such Incentive Units (including pursuant to Section 5.2), or (ii) any recapitalization, exchange or conversion of securities of the Company, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units.

"Distribution Threshold" means an amount determined by the Board which will (but will not necessarily be the minimum amount which will) cause the Incentive Units to constitute "profits interests" under Rev. Proc. 93-27 and 2001-43.

"Excluded Holder" means any Holder who is not an "accredited investor" as such term is defined under the Securities Act and the rules and regulations promulgated thereunder.

"Executive Member" means any Member rendering services to the Company on a regular basis as an officer, employee, advisor, independent contractor or consultant; provided, that in the event that any Executive Member transfers Units or Unit Equivalents to a Permitted Transferee, such Permitted Transferee shall be deemed equivalent to such Executive Member for the purposes of determining the rights and obligations of the Company under this Agreement with respect to such Units or Unit Equivalents (*e.g.*, upon a resignation of such Executive Member, Units held by the Permitted Transferee may be repurchased in accordance with Section 5.2 as if such Permitted Transferee had resigned).

"Fair Market Value" at any time means, with respect to the Company or any securities or other assets (including any Unit or Unit Equivalent or other Security of the Company, or the Successor Stock), the fair market value thereof as determined in good faith by the Board (except as set forth below in this definition) or, at the election of the Board, by a qualified independent

appraiser selected by the Board, with the fees and expenses of such appraiser paid by the Company; provided that in connection with an Initial Public Offering of Successor Stock, the Fair Market Value of such Successor Stock at such time shall be deemed to be the Price-to-Public.

"Fiscal Year" means the fiscal year of the Company and shall initially be the calendar year, subject to modification by the Board. Each Fiscal Year shall commence on the day immediately following the last day of the immediately preceding Fiscal Year.

"Founder" means Peter Agelasto IV.

"Holder" means any Member or any Assignee whose admission as a Member remains pending in accordance with Section 9.1(f).

"Immediate Family" means, with respect to any natural individual, such individuals child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and shall include adoptive relationships.

"Incentive Unit" means a Unit having the rights and obligations specified with respect to Incentive Units (or any series thereof) in this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, an Unvested Incentive Unit shall have no voting, consent or similar rights under this Agreement or under the Delaware Act and shall have no other rights under this Agreement (other than contingent rights set forth in Section 4.2) unless and until such Incentive Unit becomes a Vested Incentive Unit (and then shall have only such rights under this Agreement and under the Delaware Act and other rights under this Agreement as are expressly set forth herein or required by non-waivable provisions of the Delaware Act).

"Initial Public Offering" means an underwritten initial public offering pursuant to an effective registration statement under the Securities Act of any class of capital interests or stock of the Company (as the Successor or otherwise).

"Involuntary Dissociation" means with respect to any Member, the occurrence of any of the following events: (i) the Member (A) makes an assignment for the benefit of creditors; (B) files a voluntary petition of bankruptcy, is adjudged bankrupt or insolvent or there is entered against the Member an order for relief in any bankruptcy or insolvency proceeding; (C) seeks, consents to, or acquiesces in the appointment of a trustee for, receiver for, or liquidation of the Member or of all or any substantial part of the Member's properties; or (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding described in clauses (A) through (C) of this definition; or (ii) if the Member is a corporation, partnership or limited liability company, the Dissolution of such entity or the revocation of its charter that results or will result in a distribution or a change in ownership of Units other than to such Member's Affiliates and Permitted Transferees; or (iii) if the Member is an individual, his or her death or legal incompetency.

"Lead Investor" means Jaffray Woodriff.

"Liquidating Distribution" means (i) a Liquidity Event Distribution and (ii) a Distribution made in connection with the Dissolution of the Company, as applicable.

"Liquidity Event" means (i) a Sale of the Company (other than a reorganization in connection with a public offering of a Successor under Section 9.3), or (ii) a Change in Control of the Company.

"Liquidity Event Distribution" means a Distribution made to Holders in connection with a Liquidity Event.

"Management Exempt Transfers" means one or more sale transactions for consideration, solely by the Founder, of Units held by the Founder representing, in the aggregate, up to 25% of the Units held thereby as of the date hereof.

"Member" means each Person identified on the Schedule of Members hereto as of the date hereof who has executed this Agreement or a counterpart hereof and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Delaware Act) of the Company.

"Non-Liquidity Event Distribution" means a Distribution made to Holders other than in connection with (i) a Liquidity Event or (ii) a Dissolution of the Company. For avoidance of doubt any conversion of the Company in accordance with Section 9.3 and the issuance of any Successor Stock related thereto shall not constitute a Non-Liquidity Event Distribution.

"Officer" means each Person designated as an officer of the Company pursuant to Section 6.2 for so long as such Person remains an officer pursuant to the provisions of Section 6.2.

"Permitted Transferee" with respect to any Holder, means (i) if a Holder is an natural person, a living trust of which such Holder and/or the Immediate Family of such Person are the sole beneficiaries during his or her lifetime or any entity created for estate planning purposes which is controlled by the Holder and/or the Immediate Family of such Holder, (ii) if a Holder is not a natural person, a corporation or limited liability company wholly-owned by such Holder or a partnership in which the Holder is the sole general partner, and (iii) if such Holder is a lending or investing institution or fund, such Holder's Affiliates and its other equityholders, partners (including partners and affiliated partnerships managed by the same management company or managing (general) partner or by any Person that is an Affiliate with such management company or managing (general) partner), members and a trust for the benefit of such other equity holders of such Holder; provided that in each case the restrictions, conditions, and obligations contained in this Agreement, any Incentive Agreement or Services Agreement and any other agreement to which such Holder is party shall continue to be applicable to such securities after any Transfer to such Permitted Transferee. Permitted Transferee shall also mean the Company with respect to any repurchase of Incentive Units pursuant to the terms of any Incentive Agreement or this Agreement.

"Person" means a natural person, partnership (whether general or limited), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Preferred Majority" means the Members holding a majority of the Preferred Units.

"Pro Rata " means (i) with respect to each Unit, an allocation based on the ratio of such Unit to all vested Units of the Company (or such other class or series of Units as the context may require) and (ii) with respect to each Holder, such Holder's proportionate allocation represented by all Units owned by such Holder relative to all vested Units of the Company (or such other class or series of Units as the context may require).

"Public Sale" means any sale or distribution of equity securities to the public pursuant to an effective registration statement under the Securities Act or to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 adopted under the Securities Act (or any similar rule then in force).

"Sale of the Company" means either (i) the sale, lease, license, transfer, conveyance or other disposition, directly or indirectly, in one transaction or a series of related transactions, of all or substantially all of the assets of the Company or (ii) a transaction or a series of related transactions (including by way of merger, consolidation, recapitalization, reorganization or sale of securities by the Holders of securities of the Company) the result of which is that a Change in Control occurs.

"Schedule of Members" means, as it may be amended from time to time, the ledger attached hereto created and maintained by the Company setting forth the name of each Member, the Capital Contributions made (or deemed made) by each Member and the number of each class or series of Units held by each such Member.

"SEC" means the Securities and Exchange Commission or any successor agency thereto that administers the Securities Act and the Securities Exchange Act of 1934, as amended from time to time.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Services Agreement" means any agreement or arrangement pursuant to which an Executive Member is employed by or otherwise provides any services to the Company or which relates to the issuance of Incentive Units to an Executive Member.

"SuperMajority" means a Preferred Majority together with a Common Majority.

"Transfer" means the sale, disposition, assignment, gift, hypothecation, pledge or other transfer of any interest in any Units (or any interest therein, including any Unit Equivalent, and whether with or without consideration and whether voluntarily or involuntarily or by operation of law, directly or indirectly (including by the sale, transfer or other disposition of the capital stock, equity interests, assets or control of any Holders that are not natural persons or any of their respective members, partners, stockholders or beneficiaries, as the case may be), by any Holder to another Person, and to take such action is referred to herein as to "Transfer".

"Transfer Approval" with respect to any Transfer by a Holder, means the prior approval of the Board (which approval may be granted or withheld in the sole discretion thereof).

"Treasury Regulations" means the Federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, as amended from time to time.

"Unit" means a limited liability company interest in the Company representing a fractional part of the entire membership and economic interest in the Company, including a Preferred Unit, a Common Unit, and an Incentive Unit; provided that any class or series or group of Units issued shall have the relative rights, powers and duties set forth in this Agreement.

"Unit Equivalents" means (without duplication with any Units or other Unit Equivalents) rights, warrants, options, convertible securities, exchangeable securities, indebtedness or other rights, in each case exercisable for or convertible or exchangeable into, directly or indirectly, Units or securities exercisable for or convertible or exchangeable into Units, whether at the time of issuance or upon the passage of time or the occurrence of some future event.

"Unreturned Class B Common Amount" means, as to each Member holding Class B Common Units, an amount per Class B Common Unit equal to $1.00 (as adjusted for Unit splits, Unit combinations, recapitalizations or similar transactions) reduced (but not below zero) by the aggregate amount of Distributions made with respect to such Class B Common Unit after the Effective Date pursuant to Sections 4.2(b) and/or 4.3(b).

"Unreturned Preferred Amount" means, as to each Member holding Preferred Units, an amount per Preferred Unit equal to $1.08 (as adjusted for Unit splits, Unit combinations, recapitalizations or similar transactions) reduced (but not below zero) by the aggregate amount of Distributions made with respect to such Preferred Unit after the Effective Date pursuant to Sections 4.2(a) and/or 4.3(a).

"Unvested Incentive Units" means any Incentive Units that are not a Vested Incentive Units.

"Vested Incentive Units" means, (i) with respect to any Incentive Units that are subject to vesting pursuant to any Incentive Agreement, such Incentive Units that have vested in accordance with the terms of such Incentive Agreement and (ii) with respect to any other Incentive Units, all such Incentive Units.

"Voluntary Dissociation" means a Member's dissociation with the Company by means of a withdrawal or attempted withdrawal or an abandonment of such Member's Units.

Section 1.2. Construction. Nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person or the subject may in the context require. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Schedules and Exhibits are to schedules and exhibits attached hereto and in effect from time to time, each of which is expressly incorporated by reference made a part hereof for all purposes. Reference in this Agreement to "including," "includes" and "include" shall be deemed to be followed by "without limitation".

ARTICLE II
ORGANIZATION

Section 2.1. Formation. The Company was organized as a Delaware limited liability company on the Formation Date by the execution and filing of the Certificate under and pursuant to the Delaware Act and shall be continued in accordance with the terms of this Agreement. The rights, powers, duties, obligations and liabilities of the Company, the Members and all other Holders shall be determined pursuant to the Delaware Act and this Agreement. With respect to all rights, powers, duties, obligations and liabilities of the Company, any Member or any other Holder under this Agreement that differ from those set forth in the Delaware Act, this Agreement shall control to the extent permitted by the Delaware Act; provided that, notwithstanding the foregoing, Section 18-210 of the Delaware Act (entitled "Contractual Appraisal Rights") and Section 18-305(a) of the Delaware Act (entitled "Access to and Confidentiality of Information; Records") shall not apply or be incorporated into this Agreement, and the Holders hereby waive any rights under such sections of the Delaware Act (but with it being understood that this proviso shall not affect the obligations of the Company expressly set forth in this Agreement or any other agreement between the Company and any Member).

Section 2.2. Name. The name of the company shall be "Digital ReLab, LLC" and all company business shall be conducted in that name or such other names that comply with applicable law as the Board may select from time to time. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Board.

Section 2.3. Term. The term of the Company commenced on the Formation Date and shall continue in existence until termination and dissolution thereof as determined under Section 10.1 of this Agreement.

Section 2.4. Registered Agent; Registered Office; Principal Office; Other Offices. The Company's registered agent is the Corporation Trust Company, Corporation Trust Center, 1209 Orange St, Wilmington, DE, 19801. The principal office and place of business of the Company shall be located at 190 Rockfish School Lane, Afton, VA 22920, or at any other place(s) within or outside the State of Delaware that the Board determines from time to time. The Company may have such other offices and places of business within or without the State of Delaware as the Board may designate from time to time.

Section 2.5. Purpose. The Company is organized to transact any and all lawful business for which limited liability companies may be organized under the Act. The Company shall have such powers as are necessary to, or reasonably associated with, the accomplishment of the foregoing purposes. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized under the Delaware Act or the other laws of the State of Delaware.

Section 2.6. Foreign Qualification. At the request of the Board and at the expense of the Company, each Holder shall execute, acknowledge, swear to and deliver any or all certificates and other instruments conforming with this Agreement that are necessary or

appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

Section 2.7. No State-Law Partnership. The Holders intend that the Company not be a partnership (including a limited partnership) or joint venture for state law purposes, and that no Holder be a partner or joint venturer of any other Holder by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.7, and neither this Agreement nor any other document entered into by the Company or any Holder relating to the subject matter hereof shall be construed to suggest otherwise. Notwithstanding the foregoing, the Holders intend that the Company shall be treated as a partnership for federal and, if applicable, state income tax purposes, and each Holder and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE III
MEMBERSHIP; CAPITAL CONTRIBUTIONS; ADDITIONAL UNITS

Section 3.1. Members.

(a) Names, etc. The name, mailing address, amount of Capital Contributions and the type and number of Units of each Member will be set forth on the Schedule of Members maintained by the Managers of the Company, as amended from time to time in accordance with the terms of this Agreement. Upon any change in the number or ownership of outstanding Units (whether upon an issuance of Units, a Transfer of Units, a cancellation of Units, an admission of a Member or otherwise), the Company shall amend and update the Schedule of Members (which shall not be deemed an amendment of this Agreement for the purposes of Section 11.9). Each Person listed on the Schedule of Members, upon (i) such Person's execution of this Agreement or counterpart thereto and (ii) receipt (or deemed receipt) by the Company of such Person's Capital Contributions as set forth on the Schedule of Members, is hereby admitted to the Company as a Member of the Company.

(b) Loans by Members. No Member, as such, shall be required to lend any funds to the Company or to make any additional contribution of capital to the Company, except as otherwise required by this Agreement or any other agreement between such Member and the Company.

(c) Representations and Warranties of Members. Each Member hereby represents and warrants to the Company and acknowledges (solely individually with respect to such Member and not jointly and severally) that: (i) if such Member is a natural person, he or she has the capacity to execute and agree to this Agreement and to perform its obligations hereunder, (ii) if such Member is not a natural person, it is duly organized, validly existing and in good standing under the laws of the state of its organization and has full organizational power to, execute and agree to this Agreement and to perform its obligations hereunder; (iii) such Member is acquiring or has acquired its Units for the Member's own account as an investment and without an intent to distribute such Units; (iii) such Member understands that the Units have not been registered under the

Securities Act or any state securities law, and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements; (iv) such Member is familiar with the risks associated with owning an interest in entities such as the Company, is capable of evaluating the risks and merits of an investment in the Company and has had an opportunity to ask questions and request information concerning the Company; (v) such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time; (vi) such Member is either (a) an "accredited investor" or is "sophisticated" (as each such term is used in Regulation D under the Securities Act) or (b) a non-U.S. person (as such term is used in Regulation S under the Securities Act); (vi) the execution, delivery and performance of this Agreement have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound; and (vii) this Agreement is valid, binding and enforceable against such Member in accordance with its terms.

Section 3.2. No Liability of Members.

(a) No Liability. Except as otherwise required by applicable law, no Member shall have any personal liability whatsoever in such Member's capacity as a Member, whether to the Company, to any of the other Members or Holders, to the creditors of the Company or to any other Person, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company. Each Member shall be liable only to make such Member's Capital Contribution to the Company (as specified in the Purchase Agreement, in any Incentive Agreement or in any other agreement between the Company and such Member approved by the Board) and the other payments provided expressly herein.

(b) Distribution. In accordance with the Delaware Act and the laws of the State of Delaware, a member of a limited liability company may, under certain circumstances, be required to return amounts previously distributed to such member. It is the intent of the Members that no Distribution to any Member pursuant to this Agreement shall be deemed a return of money or other property paid or distributed in violation of the Delaware Act. The payment of any such money or distribution of any such property to a Member shall be deemed to be a compromise within the meaning of the Delaware Act, and the Member receiving any such money or property shall not be required to return to any Person any such money or property. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation solely of such Member and not of any other Member.

Section 3.3. Unit Exchange; Capital Contributions; Units.

(a) Unit Exchange. The Unit Exchange shall be effective as of the Effective Date. All unit certificates outstanding immediately prior to the Effective Date

representing Old Preferred Units or Old Common Units are hereby cancelled and shall represent only the right to receive, upon delivery of such cancelled certificates to the Company, a unit certificate representing a like number of Class B Common Units or Class C Common Units, respectively.

(b) Authorization and Issuance. The authorized Units of the Company consist of 1,437,200 Class B Common Units ("Class B Common Units"), 3,234,800 Class C Common Units ("Class C Common Units"), 3,994,458 Preferred Units, and 2,465,200 Incentive Units, and only issuances of Units in excess of such authorized amounts shall constitute Additional Units for purposes of this Agreement. Upon receipt (or deemed receipt) of the Capital Contribution set forth opposite such Member's name on the Schedule of Members, each Member shall be deemed to own the number and class or series of Units set forth opposite such Member's name on the Schedule of Members. The Company may issue fractional Units. The Board may, in its discretion, provide any holder of Incentive Units a copy of the Schedule of Members in summary form, omitting the number, class and series of Units held by each other Holder. The ownership by a Holder of Units shall entitle such Holder to Distributions of cash and other property as set forth in this Agreement.

Section 3.4. Issuance of Additional Units; Additional Members.

(a) Additional Units. Subject to Section 3.5 and the provisions of any other Agreement between the Company and any of its Members, the Board shall have the right to cause the Company to issue or sell any of the following: (i) additional Units, (ii) additional Unit Equivalents, and (iii) obligations, evidences of indebtedness or other securities or interests convertible into or exchangeable for Units or Unit Equivalents (which, for any class or series, for purposes of this Agreement shall be referred to as "Additional Units"), in each case at Fair Market Value. Following any such issuance, the Board shall cause the Schedule of Members to be amended to reflect the issuance of additional securities.

(b) Incentive Units. In addition to the Units that may be issued and sold pursuant to Section 3.4(a), subject to compliance with the other sections of this Agreement and any other agreement between the Company and any Member, the Board shall have the right at any time and from time to time to authorize and cause the Company to create and/or issue Incentive Units to Persons who are or become officers, managers, employees, consultants or other service providers (including Executive Members). In connection with any issuance of Incentive Units, in addition to the other requirements set forth in this Agreement, a Person who acquires such Units shall enter into such other documents, instruments and agreements to effect such purchase and evidence the terms and conditions thereof as are required by the Board (each, an "Incentive Agreement"). All Incentive Units will be issued pursuant to an Incentive Agreement and equity incentive plan or employee equity ownership plan approved by the Board, which Incentive Agreement shall contain such provisions as the Board shall determine, which may include (i) the forfeiture of, or the right of the Company or any or all of the Members and such other Persons as the Board shall designate to repurchase from each holder thereof, all or part such Incentive Units issued in the event such Person

ceases to be an officer, manager, employee or consultant of or to perform other services for the Company or upon such other conditions as determined by the Board and (ii) provisions regarding vesting of such Incentive Units, including upon the happening of certain events, upon the passage of a specified period of time, upon the fulfillment of certain conditions or upon the achievement by the Company of certain performance goals. Each Incentive Unit will be issued pursuant to an Incentive Agreement that shall provide for the rights and obligations of such Incentive Unit as may be consistent with this Agreement. Each Person who acquires Incentive Units from the Company shall in exchange for such Incentive Units make a Capital Contribution to the Company in an amount (which may be zero) to be determined by the Board and set forth in the relevant Incentive Agreement. The Members intend that the Incentive Units authorized hereunder are to be an equity incentive pool for issuance to officers, managers, employees, consultants or other service providers (including Executive Members) that the Board may allocate, and that the Company may issue all or a portion of the authorized Incentive Units to such Persons. Such Incentive Agreements, taken together with this Agreement, are intended to qualify as a compensatory benefit plan within the meaning of Rule 701 under the Securities Act and the issuance of Incentive Units pursuant hereto is intended to qualify for the exemption from registration under the Securities Act provided by Rule 701; provided that the foregoing shall not restrict or limit the Company's ability to issue any Incentive Units pursuant to any other exemption from registration under the Securities Act (or any other applicable law) available to the Company.

(c) Additional Members. In order for a Person to be admitted as a Member of the Company with respect to an Additional Unit (or, in the case of an Additional Unit that is a Unit Equivalent, in order for such Person to receive such Unit Equivalent) or an Incentive Unit (and as a condition to an issuance thereof by the Company), such Person shall have delivered to the Company a written undertaking to be bound by the terms and conditions of this Agreement and shall have delivered such documents and instruments as the Board determines to be necessary or appropriate in connection with the issuance of such Additional Unit or an Incentive Unit to such Person or to effect such Person's admission as a Member.

Section 3.5. Preemptive Rights.

(a) If the Company authorizes the issuance or sale of any Additional Units in accordance with Section 3.4(a) (other than issuances (i) of Preferred Units pursuant to the Purchase Agreement, (ii) of Incentive Units pursuant to an Incentive Agreement in accordance with Section 3.4(b), (iii) in connection with a reorganization pursuant to Section 9.4, (iv) pursuant to an Initial Public Offering, or (v) in connection with any Unit split, Unit dividend or Unit combination), with respect to each class of Additional Units to be sold, the Company shall first offer to sell to each Member holding Preferred Units and each Member holding Common Units such Member's Pro Rata amount (based on the amount of all outstanding Units) of the number of such Additional Units as of such date. Each such Member shall be entitled to purchase all or any portion of its Pro Rata amount of such class of Additional Units at the most favorable price and on the most favorable terms as such Additional Units are to be offered to any other Persons. If all of the Additional Units offered to such Members hereunder are not fully subscribed by such

Members, the unsubscribed Additional Units may be issued in accordance with Section 3.5(c). The purchase price for all Additional Units offered to the Members shall be payable in cash or, to the extent otherwise consistent with the terms offered to any other Persons, installments over time.

(b) In order to exercise its purchase rights hereunder, a Member must within 20 days after receipt of written notice from the Company describing in reasonable detail the Additional Units being offered, the purchase price thereof, the payment terms and the applicable Member's Pro Rata amount, deliver a written notice to the Company describing its election hereunder (including the extent to which such Member elects to acquire any Additional Units in excess of its allotment if the Additional Units offered to the Members are not fully subscribed by such Members based on their respective Pro Rata allocations).

(c) Upon the expiration of the 20-day offering period described above, the Company shall be entitled to sell such Additional Units which the Members have not elected to purchase during the 180 days following such expiration on terms and conditions no more favorable to the purchasers thereof than those offered to such Members. Any Additional Units offered or sold by the Company after such 180-day period or offered by the Company on terms or conditions more favorable in any material respect than those offered to the Members (or with pricing or payment terms that are to any extent more favorable than those offered to the Members) must be reoffered to the Members holding Common Units or Preferred Units pursuant to the terms of this Section 3.5 prior to any issuance or sale thereof.

(d) The rights of the Members under this Section 3.5 shall terminate upon the consummation of an Initial Public Offering.

Section 3.6. Financial Reports. The Company shall deliver to each holder of Preferred Units within 120 days after the end of each Fiscal Year, statements of income and cash flows of the Company for such Fiscal Year and a balance sheet of the Company as of the end of such Fiscal Year, together with any exhibits to such statements or balance sheet, setting forth in each case comparisons to the preceding Fiscal Year, all prepared in accordance with generally accepted accounting principles, consistently applied.

Section 3.7. Conversion Right of Preferred Units and Class B Common Units.

(a) Each Preferred Unit and Class B Common Unit shall be convertible, at any time at the option of the Holder thereof and in the manner described below, into one Class C Common Unit (subject to any adjustments as described under Section 3.7(c) below). Nothing herein shall be deemed to require any Holder to convert its Preferred Units or Class B Common Units into Class C Common Units at any time or upon the occurrence of any event.

(b) A Holder of Preferred Units or Class B Common Units wishing to exercise such Holder's conversion right shall surrender such Units, together with an irrevocable conversion notice, to the Secretary of the Company, as conversion agent, or to such other

agent appointed by the Company for such purpose (the "Conversion Agent"), who shall, on behalf of such Holder, exchange such Preferred Units or Class B Common Units for an equal number of Class C Common Units (subject to any adjustments as described under Section 3.7(c) below). Each conversion will be deemed to have been effected immediately prior to the close of business on the day on which proper notice is received by the Conversion Agent. In any conversion, the Company shall not be obligated to issue certificates, if any, evidencing the Class C Common Units issuable upon such conversion unless the certificate or certificates evidencing the Units so converted, if any, are delivered to the Company or the Conversion Agent.

(c) In the event that the Company at any time or from time to time after the Effective Date effects a subdivision or split of its Class C Common Units into a greater number of Class C Common Units or issues a Unit dividend on the outstanding Class C Common Units without an equivalent subdivision or split of, or Unit dividend on, the Preferred Units and Class B Common Units, then in such event the number of Class C Common Units into which the Preferred Units and Class B Common Units shall convert shall be proportionately increased, effective at the close of business on the date of such subdivision, split or Unit dividend. In the event that the Company at any time or from time to time after the Effective Date effects a combination or consolidation of the outstanding Class C Common Units into a lesser number of Class C Common Units without an equivalent combination or consolidation of the outstanding Preferred Units and Class B Common Units, then in such event the number of Class C Common Units into which the Preferred Units and Class B Common Units shall convert shall be proportionately decreased, effective at the close of business on the date of such combination or consolidation.

Section 3.8. Certification of Units. The Company may (but need not) issue certificates representing the Units ("Certificated Units"). If any Certificated Units are issued, such Certificated Units may be required by the Board to bear a legend in form and substance substantially as follows:

"THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER OTHER APPLICABLE SECURITIES LAWS ("STATE ACTS"). SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER THE ACT AND STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER.

"THE TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN THAT CERTAIN SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, DATED AS OF APRIL ___, 2018, AS AMENDED AND MODIFIED FROM TIME TO TIME, GOVERNING THE ISSUER OF THE UNITS (THE "COMPANY"), AND BY AND AMONG THE COMPANY AND ITS MEMBERS (THE "LLC AGREEMENT"). THE UNITS REPRESENTED

BY THIS CERTIFICATE MAY ALSO BE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER, VESTING PROVISIONS, REPURCHASE OPTIONS, OFFSET RIGHTS AND FORFEITURE PROVISIONS SET FORTH IN THE LLC AGREEMENT AND/OR IN A SEPARATE AGREEMENT WITH THE INITIAL HOLDER."

ARTICLE IV
DISTRIBUTIONS

Section 4.1. Generally. Subject to the provisions of the Delaware Act and the provisions of this Agreement or any other agreement by and between the Company and any Member, the Board shall have sole discretion regarding the amounts and timing of Distributions to Holders.

Section 4.2. Distributions Generally. Distributions (other than Liquidating Distributions) shall be made if, when and as declared by the Board to the Holders, and shall be made only in accordance with (and any determination of the value or price of Units shall reflect and give effect to) the following order of priority:

(a) First, to the Holders of the Preferred Units, prior and in preference to any payments to Holders of Common Units or any other equity securities of the Company in respect thereof, on a Pro Rata basis among the Holders of Preferred Units, until the Unreturned Preferred Amount of each Preferred Unit has been reduced to zero.

(b) Second, to the Holders of the Class B Common Units, prior and in preference to any payments to Holders of Class C Common Units or Incentive Units or any other equity securities of the Company in respect thereof, on a Pro Rata basis among the Holders of Class B Common Units, until the Unreturned Class B Common Amount of each Class B Common Unit has been reduced to zero.

(c) Third, among all Holders of Units on a Pro Rata basis, subject, however, to the Distribution Threshold for Incentive Units and provided further that the amount of any Distribution that otherwise would be made with respect to any unvested or forfeited Incentive Units shall be reallocated among all other Units on a *pari passu* and Pro Rata basis and distributed pursuant to this Section 4.2(c).

(d) With respect to any Distributions to the Incentive Units (including Liquidating Distributions), adjustment shall be made as necessary take into account any Incentive Units which are "profits interests" in accordance with the terms of their issuance to the extent necessary to ensure such profits interests are afforded favorable treatment under Rev. Proc. 93-27 and 2001-43. By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "IRS Notice") apply to any interest in the Company transferred to a service provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company, including the Incentive Units. For purposes of making such Safe Harbor election, the Partnership Representative or such other Person

designated by the Board is hereby designated as the "member who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by the Partnership Representative constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the IRS Notice. The Company and each Member hereby agree to comply with all requirements of the Safe Harbor described in the IRS Notice, including, without limitation, the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of each "Safe Harbor Partnership Interest" issued by the Company in a manner consistent with the requirements of the IRS Notice. A Member's obligations to comply with the requirements of this Section 4.2(d), shall survive such Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up the Company, and, for purposes of this Section 4,2(d), the Company shall be treated as continuing in existence.

Section 4.3. Liquidity Event Distributions. Liquidity Event Distributions shall be made only in accordance with (and any determination of the value or price of Units upon a Liquidity Event shall reflect and give effect to) the following order of priority:

(a) First, to the Holders of the Preferred Units, prior and in preference to any payments to Holders of Common Units or any other equity securities of the Company in respect thereof, on a Pro Rata basis among the Holders of Preferred Units, an amount equal to the greater of (i) the Unreturned Preferred Amount of each Preferred Unit or (ii) the amount that such Holder would have received had the Preferred Units been converted to Class C Common Units pursuant to Section 3.7 above immediately prior to such Liquidity Event Distribution; provided, however, that for purposes of this Section 4.3(a) all amounts distributed pursuant to Section 4.2(a) or 4.2(c) above (or any tax distributions pursuant to Section 4.4 below treated as an advance against any such distributions) shall be taken into account as an advance against any Liquidity Event Distribution pursuant to this Section 4.3(a) in respect of such Preferred Unit or, if applicable, in respect of a Class C Common Unit into which such Preferred Unit has been converted, and, accordingly, shall reduce on a dollar-for-dollar basis any Liquidity Event Distribution to which a holder of such Preferred Unit or Class C Common Unit would otherwise be entitled pursuant to this Section 4.3(a) (the greater of (i) or (ii) above is the "Preferred Liquidation Amount").

(b) Second, to the Holders of the Class B Common Units, prior and in preference to any payments to Holders of Class C Common Units or Incentive Units or any other equity securities of the Company in respect thereof, on a Pro Rata basis among the Holders of Class B Common Units, an amount equal to the greater of (i) the Unreturned Class B Common Amount of each Class B Common Unit or (ii) the amount that such Holder would have received had the Class B Common Units been converted to Class C Common Units pursuant to Section 3.7 above immediately prior to such Liquidity Event Distribution; provided, however, that for purposes of this Section 4.3(b) all amounts distributed pursuant to Section 4.2(b) or 4.2(c) above (or any tax distributions pursuant to Section 4.4 below treated as an advance against any such distributions) shall be taken into account as an advance against any Liquidity Event Distribution pursuant to this Section 4.3(b) in respect of such Class B Common Unit or, if applicable, in respect of

a Class C Common Unit into which such Class B Common Unit has been converted, and, accordingly, shall reduce on a dollar-for-dollar basis any Liquidity Event Distribution to which a holder of such Class B Common Unit or Class C Common Unit would otherwise be entitled pursuant to this Section 4.3(b) (the greater of (i) or (ii) above is the "Class B Common Liquidation Amount").

(c) Third, after the entire Preferred Liquidation Amount and Class B Common Liquidation Amount of each Holder has been reduced to zero, to the Holders of the Class C Common Units and Incentive Units, on a *pari passu* and Pro Rata basis, subject, however, to the Distribution Threshold for Incentive Units and provided further that the amount of any Liquidity Event Distribution that otherwise would be made with respect to any unvested or forfeited Incentive Units shall be reallocated among the Holders of the Class C Common Units and vested Incentive Units on a *pari passu* and Pro Rata basis and distributed pursuant to this Section 4.3(c).

Section 4.4. Tax Distributions. The Company shall use commercially reasonable efforts to distribute (which, for the avoidance of doubt, shall not be deemed to require the borrowing of money or other financing or the distribution of monies determined by the Board to be necessary or appropriate for sound corporate governance, the payment of expenses or the establishment of reserves, including capital reserves) annually to the Members, in accordance with Section 4.2, an amount equal to forty percent (40%) of the aggregate taxable net income allocated to the Members by the Company with respect to their ownership of Units for such year. Any distribution pursuant to this Section 4.4 shall be taken into account (for all purposes of this Agreement) as an advance against Distributions pursuant to Section 4.2 above.

ARTICLE V
DISSOCIATION OF MEMBERS AND REPURCHASES

Section 5.1. Effect of Dissociation. No Member who is the subject of a Dissociation (a "Dissociated Member"), whether or not such Dissociation was a Voluntary Dissociation or an Involuntary Dissociation, shall have a right to require the repurchase of such Member's Units. Except as otherwise provided in this Agreement, immediately upon the occurrence of a Dissociation of a Member, to the extent that such Member's Units are not repurchased, the Dissociated Member or, as applicable, the successor-in-interest of such Dissociated Member, shall not become or be deemed to be a Member and shall instead be a Holder with respect to such Units (provided, however, such successor may become a Member if the procedures of Section 9.1(f) are followed and the conditions therein are satisfied), and neither the Dissociated Member nor the successor Holder shall be entitled vote on any matter before the Members unless and until admitted as a Member pursuant to Section 9.1(f). For the purposes of calculating any vote of the Members, any Units held by a Dissociated Member (or such Dissociated Member's successor) shall be excluded from such determination. Notwithstanding anything herein to the contrary, so long as such Dissociated Member (or its successor), continues to be a Holder with respect to any Unit, such Person shall continue to be bound by the terms and restrictions of this Agreement.

Section 5.2. Repurchases of Incentive Units. Incentive Units may be repurchased by the Company in accordance with the terms of any Incentive Agreement or Services Agreement

relating thereto, in each case with the approval of the Board. Incentive Units which are repurchased by the Company shall remain authorized and may be reissued by the Company as Incentive Units.

Section 5.3. Other Repurchases. Preferred Units shall not be subject to redemption, repurchase or forfeiture, except as otherwise approved by the unanimous determination of the Board and prior written consent of such Holder. For avoidance of doubt, the Company may redeem, repurchase or otherwise acquire or cancel any Units pursuant to an agreement with the Holder of such Units that has been approved by the unanimous determination of the Board, and Incentive Units and Common Units may be subject to forfeiture pursuant to the terms of this Agreement and terms of issuance.

Section 5.4. Forfeiture of Incentive Units. Without limiting Section 3.4(b), Incentive Units may be subject to vesting, forfeiture and/or repurchase as set forth in any applicable Incentive Agreement. Without limiting the foregoing, except as otherwise set forth in any applicable Incentive Agreement, and unless otherwise determined by the Board in its sole discretion, immediately prior to the consummation or occurrence of a Liquidity Event, any Incentive Units (whether held by the original Holder thereof or one or more of such Holder's Transferees, other than the Company or Transferees acquiring such Units pursuant to Section 9.3) that are subject to vesting pursuant to any Incentive Agreement but which at the time of a such Liquidity Event remain unvested shall automatically (without any action by the Holder or any of the Holder's Transferees) be forfeited to the Company and deemed canceled and the proviso of Section 4.2(c) shall apply, as applicable.

ARTICLE VI
MANAGEMENT POWER, RIGHTS AND DUTIES

Section 6.1. Management by the Board.

(a) Board. The business and affairs of the Company shall be managed under the direction of a board of managers (the "Board"). The Board shall consist of five (5) managers (each, a "Manager" and collectively, the "Managers"), subject to vacancies. Managers serving on the Board shall be elected as follows:

(i) one Manager shall be elected by the Lead Investor, which Manager may be removed only by the Lead Investor, who shall initially be Jaffray Woodriff;

(ii) one Manager shall be elected by the Founder, which Manager may be the Founder, and may be removed only by the Founder, who shall initially be Peter Agelasto IV;

(iii) one Manager shall be elected by a Common Majority, and may be removed only by a Common Majority, who shall initially be Richard Averitt; and

(iv) two Managers, one of whom must be an independent Manager not employed by the Company, shall be elected by majority vote of the other

Managers, and may be removed only by majority vote of the other Managers, who shall initially be Robert Moje and Ron Wilder (as the independent Manager).

(b) General Powers. Except as otherwise provided in Section 6.4, Section 6.5, elsewhere in this Agreement, to the greatest extent permitted to "managers" of a limited liability company under the Delaware Act and, except for situations in which approval by vote of the Members is solicited by the Managers or is expressly required by this Agreement or by non-waivable provisions of applicable law, all powers of the Company shall be exercised by the Board, and the management of the business and affairs of the Company shall be vested in the Board, and all decisions concerning the business and affairs of the Company shall be made by the Board in their full, exclusive and complete discretion. Decisions of the Board within its scope of authority, as set forth herein, shall be binding upon the Company and each Member. The Board shall have full, exclusive, and complete discretion, power, and authority, subject to any other provisions of this Agreement or by non-waivable provisions of applicable law, to manage, control, administer, and operate the business and affairs of the Company, and to make all decisions affecting such business and affairs.

(c) Term of Office; Removal. Each of the Managers shall serve until his or her resignation, death, disability or removal by the Person(s) entitled to elect such Manager in accordance with Section 6.1(a). Upon a Manager's resignation, death, disability or removal, the Person(s) entitled to vote for such Manager (and only such Person(s)) shall thereafter have the right to select a successor Manager, who may or may not be a Member.

(d) Vacancies. In the event that any Manager designated hereunder for any reason ceases to serve as a member of the Board, the vacancy created thereby shall be filled by the Person(s) entitled to elect such Manager in accordance with Section 6.1(a).

(e) Resignation. A member of the Board may resign as such by delivering his or her written resignation to the Company at the Company's principal office addressed to the Board. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. The resignation or removal of a Manager who is also a Member shall not affect such Manager's rights as a Member and shall not constitute a withdrawal of a Member.

(f) Reimbursement. The Managers serving on the Board shall be entitled to be reimbursed for their reasonable out-of-pocket costs and expenses (including travel expenses) incurred in the course of their service hereunder, including attendance at Board, Committee and Member meetings, as applicable.

(g) Meetings of the Board; Actions. The Board may hold meetings, both regular and special, either within or without the State of Delaware, at such time and at such place as shall from time to time be determined by the Board. Special meetings of the Board may be called by or at the request of any Manager on five business days prior written notice to all of the Managers, and the Board may fix any place as the place (within or without the United States) for holding such special meeting of the Board. At

any meeting, any member of the Board may participate by telephone or similar communication equipment, provided each Manager can hear the other Managers participating. Persons present by telephone or similar communication equipment shall be deemed to be present "in person" for purposes hereof. The presence of members of the Board entitled to cast a majority of the votes (as detailed below) held by all members of the Board shall constitute a quorum for the transaction of business. Each Manager shall have one vote on all matters submitted to the Board or any committee thereof on which such Manager serves (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). Minutes of each meeting and a record of each decision shall be kept by a designee of the Board. The approval, consent or vote of a majority of the Managers (with each Manager having one vote) shall govern with respect to matters permitting or requiring the approval, consent or vote of the Board hereunder.

(h) Matters Requiring Approval by Lead Investor Manager. Notwithstanding anything herein to the contrary, for so long as the Lead Investor is entitled to elect a Manager, the Company hereby covenants and agrees that it shall not, without approval of the Board of Managers, which approval must include the affirmative vote of the Manager elected by the Lead Investor:

(i) make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(ii) make, or permit any subsidiary to make, any loan or advance to any Person, including, without limitation, any employee or manager of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business;

(iii) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(iv) incur any aggregate indebtedness in excess of $500,000 that is not already included in a budget approved by the Board of Managers, other than trade credit incurred in the ordinary course of business;

(v) change the principal business of the Company, enter new lines of business, or exit the current line of business;

(vi) hire, terminate, or change the compensation of the executive officers, including approving any equity grants to executive officers;

(vii) sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or

(viii) enter into any corporate strategic relationship involving the payment, contribution, or assignment by the Company or to the Company of money or assets greater than $500,000.

(i) Action without a Meeting. In lieu of holding a meeting, the Board may vote or otherwise take action by a written instrument executed by all of the Managers serving on the Board.

(j) Duties of Managers Generally. Subject to Section 7.1, the Managers, in the performance of their duties as such, shall owe to the Company and the Members fiduciary duties of the type owed by the directors of a corporation to such corporation and its stockholders under the laws of the State of Delaware. The Managers need not devote their full time and attention to the Company's business and affairs but shall devote such time as the Managers deem necessary to fulfill the management responsibilities of a Manager. Except as otherwise expressly provided herein or in any other agreements: (i) nothing in this Agreement shall be deemed to restrict in any way the rights of any Member or Manager, or any Affiliate of any Member or Manager, to conduct any other business or activity whatsoever, and (ii) a Member or Manager shall not be accountable to the Company or to any other Member or Manager with respect to such other business or activity. Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members, the Managers and their Affiliates. In any such event, those dealings and undertakings shall be at arm's-length and on commercially reasonable terms, and neither the Members, the Managers nor any Officer shall use their office to obtain favorable treatment for or on behalf of themselves, their Affiliates or others that would not otherwise be received in an arm's-length transaction. Any such dealings or undertakings shall be conclusively deemed to be at arm's-length and on commercially reasonable terms if either (x) approved by a majority of disinterested Managers or (y) approved by a majority in voting power held by the disinterested Members; provided, however, that, neither of the approvals specified in clause (x) or clause (y) of this Section 6.1(j) shall be required for a dealing or undertaking to be at arm's-length or commercially reasonable, or both. A party shall be deemed for the purposes of this Section 6.1(j) to be disinterested if he or it, and his or its Affiliates or family members have no financial interest in a dealing or undertaking (excluding any financial interest inherent in such party's ownership of Units before the consummation of such dealing or undertaking, and excluding any immaterial or *de minimis* financial interest).

Section 6.2. Officers.

(a) Designation and Appointment. The Board may appoint one or more Officers and may delegate to such Officers such responsibilities for the management of the business and affairs of the Company as the Board shall determine, with titles including "chief executive officer," "chairman," "president," "vice president," "treasurer," "secretary," "chief financial officer" and "chief technical officer," as and to the extent authorized by the Board. Any number of offices may be held by the same Person. Officers need not be Members or residents of the State of Delaware. Officers other than the chief executive officer will report in the ordinary course to the chief

executive officer. The Board may assign titles to particular Officers. The Board, in its discretion, may choose not to fill any office for any period as it may deem advisable. Each Officer shall hold office until such Officer's successor shall be duly designated and shall qualify or until such Officer's death or disability or until such Officer shall resign or shall have been removed in the manner hereinafter provided. The salaries and other compensation, if any, of the Officers shall be fixed from time to time by the Board. Such Officers shall have the responsibility and authority to implement the decisions of the Board and to make decisions specially delegated to them by the Board. The Officers shall be subject to the direction of the Board at all times.

(b) Resignation/Removal. Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. The Board may remove any officer for any reason at any time, with or without cause; provided that, any removal of a Person as an Officer shall in and of itself have no effect on the rights of such individual as a Member or a Manager. Designation of an Officer shall not of itself create any contractual or employment rights.

(c) Duties of Officers Generally. The Officers, in the performance of their duties as such, shall owe to the Company and the Members duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its equity holders under the laws of the State of Delaware.

Section 6.3. Limitation on Authority of Members. No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member. For the avoidance of doubt, this Section 6.3 supersedes any authority granted to the Members pursuant to the Delaware Act. Any Member who takes any action or binds the Company in violation of this Section 6.3 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

Section 6.4. Meetings of and Voting by Members.

(a) Notwithstanding anything to the contrary herein, no Person shall be entitled to vote with respect to any Units unless such Person is a Member, or the authorized proxy of a Member or an authorized representative of a Member that is not a natural Person.

(b) A meeting of the Members or any group of Members may be called at any time by the Board, by the Preferred Majority (in the case of a meeting of all Members or of Members holding Preferred Units), or by the Common Majority (in the case of a meeting of all Members or Members holding Common Units). Meetings of Members shall be held at any place designated by the Board. Not less than ten nor more than 90 days before each meeting, the Board shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the time, place and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled

to notice waives notice if before or after the meeting the Member signs a waiver of the notice which is filed with the records of Members' meetings, or is present at the meeting in person or by proxy. Unless this Agreement provides otherwise or unless otherwise required by the Delaware Act or the Certificate, at a meeting of Members, the presence in person or by proxy of Members constituting a SuperMajority shall constitute a quorum, and the vote of the Members representing a majority of the voting power entitled to vote on a matter held by all Members shall be an act of the Members with respect to such matter; provided, however, that, with respect to any matter for which a majority vote of any specific class or series of Units is required, the vote of the Members representing a majority of the voting power attributed to such class or series of Units of the Members present (in person or by proxy) shall be an act of such series or class of Members with respect to such matter. A Member entitled to vote may vote either in person or by written proxy signed by the Member or by his, her or its duly authorized attorney in fact. At any meeting, any Member may participate by telephone or similar communications equipment, provided that each Member can hear the other Members participating. Persons present by telephone or similar communication equipment shall be deemed to present "in person" for purposes hereof. At any adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting. Withdrawal of any Member from a meeting shall not cause failure of a duly constituted quorum at that meeting.

(c) Except for Incentive Units (which shall not entitle the Holder thereof to any vote), each Member shall have the right to one vote for each Unit held by such Member.

(d) In lieu of holding a meeting, the Members entitled to vote may vote or otherwise take action by written consent signed by Members holding at least that number of Units that would be required to approve such action if submitted to a vote at a meeting of Members entitled to vote. Prompt notice of the taking of the action without a meeting by less than unanimous consent of the Members entitled to vote shall be given to those Members entitled to vote who have not consented in writing. Except as otherwise provided in this Agreement, wherever the Delaware Act requires unanimous consent to approve or take any action, that consent may be given in writing.

Section 6.5. Preferred Protective Covenants. For so long as at least twenty-five percent (25%) of the Preferred Units issued by the Company through such point in time are then outstanding (subject to appropriate adjustment in the event of any unit split, unit dividend or unit combination with respect to the Preferred Units), the Company shall not, without the prior vote or written consent of the Preferred Majority, whether by merger, amendment, consolidation or otherwise:

(a) effect a Sale of the Company;

(b) amend any provision of the Company's certificate of formation or this Agreement in a manner that would alter, change or repeal the rights of the Preferred Units so as to adversely and disproportionately affect the holders of the Preferred Units (it being understood that the approval of the Preferred Units shall not be required to

authorize and issue additional securities, including those that are *pari passu* or senior to the Preferred Units);

(c) acquire the entirety of or any controlling interest in any company or business (whether by a purchase of assets, purchase of stock, merger, share exchange or otherwise);

(d) grant any other person the exclusive right to utilize any material intellectual property of the Corporation other than in the ordinary course of business; or

(e) make any borrowings, incur any obligations for borrowed money, issue any debt securities or guarantee (directly or indirectly) any indebtedness which exceed Five Hundred Thousand Dollars ($500,000) in the aggregate at any time during any calendar year.

ARTICLE VII
EXCULPATION AND INDEMNIFICATION

Section 7.1. Performance of Duties; Limitations on Liability. No Member shall have any duty to the Company or any Member of the Company except as expressly set forth herein or in other written agreements. No Member, Manager or Officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Member, Manager or Officer of the Company or any combination of the foregoing. In performing his or her duties, each Manager shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements) of the following other Persons or groups: (a) one or more Officers or employees of the Company, (b) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company, or the Board or (c) any other Person who has been selected with reasonable care by or on behalf of the Company, or the Board, in each case as to matters which such relying Person reasonably believes to be within such other Person's competence; provided that, nothing in this Article VII shall in any way limit any Person's right to rely on information to the extent provided in the Delaware Act.

Section 7.2. Right to Indemnification. Subject to the limitations and conditions as provided in this Article VII, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that such Person, or a Person of which such Person is the legal representative, is or was a Member, Manager or Officer (or serves or served as a member of the board or an officer of another entity at the request of the Company) shall be indemnified in respect thereof (other than in respect of claims by the Company against an Officer of the Company in such Officer's capacity as such) by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights

than said law permitted the Company to provide prior to such amendment) against judgments, penalties, fines, settlements and reasonable expenses (including reasonable attorneys' and experts' fees) actually incurred by such Person in connection with such Proceeding, appeal, inquiry or investigation (each an "Indemnifiable Loss"), if such Person acted in good faith and in a manner the Person reasonably believed to be in the best interests of the Company or acted as permitted by Section 7.1 hereof and, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful, in any such case unless such indemnification would be prohibited by the laws of the State of Delaware if the Company were a corporation or such Indemnifiable Loss shall have been the result of a breach by such Person of any of the provisions of this Agreement, in which case such indemnification shall not cover such Indemnifiable Loss to the extent resulting from such breach. Indemnification under this Article VII shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Article VII shall be deemed contract rights, and no amendment, modification or repeal of this Article VII shall have the effect of limiting or denying any such rights with respect to actions taken, omissions occurring, or Proceedings, appeals, inquiries or investigations arising prior to any amendment, modification or repeal.

Section 7.3. Advance Payment. The right to indemnification conferred in this Article VII shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person entitled to indemnification under Section 7.2 who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; provided that, the payment of such expenses incurred by any such Person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of (a) a written affirmation by such Person of his or her good faith belief that he or she is entitled to indemnification and, specifically, has met the standard of conduct necessary for indemnification under Article VII and (b) a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Article VII or otherwise.

Section 7.4. Indemnification of Employees and Agents. The Company, at the direction of the Board, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses under Section 7.2 and Section 7.3.

Section 7.5. Appearance as a Witness. Notwithstanding any other provision of this Article VII, the Company may (with the prior approval of the Board) pay or reimburse reasonable out-of-pocket expenses incurred by an Officer, employee or agent in connection with his or her appearance as a witness or other participation in a Proceeding at a time when such Person is not a named defendant or respondent in the Proceeding.

Section 7.6. Non-exclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article VII shall not be exclusive of any other right that a Member, Manager, Officer or other Person indemnified pursuant to this Article VII may have or hereafter acquire under any law (common or statutory) or provision of this Agreement.

Section 7.7. Insurance. The Company may obtain and maintain, at its expense, insurance to protect itself and any Member, Manager, Officer or agent of the Company who is or was serving at the request of the Company as a manager, representative, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Article VII, and shall use commercially reasonable efforts to maintain insurance the Board determines sufficient, to provide protection, of the type usually afforded to corporate boards of directors under "directors and officers" insurance policies, for its Board against expenses, liabilities or losses.

Section 7.8. Savings Clause. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Person indemnified pursuant to this Article VII as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any such Proceeding, appeal, inquiry or investigation to the full extent permitted by any applicable portion of this Article VII that shall not have been invalidated and to the fullest extent permitted by applicable law.

Section 7.9. Limited Liability. Except as otherwise expressly provided by the Delaware Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Manager or Officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Manager or Officer of the Company. Neither the Members nor any Manager shall be required to lend any funds to the Company. Each of the Members shall only be liable to make payment of its respective Capital Contributions as and when due hereunder and other payments as expressly provided in this Agreement. If and to the extent a Member's Capital Contribution shall be fully paid, the Company may not make additional calls for Capital Contributions from such Member without such Member's consent, Member shall not, except as required by the express provisions of the Delaware Act regarding repayment of sums wrongfully distributed to Members, be required to make any further contributions. Each Member's liability as a Member, Manager or Officer shall be limited as set forth in this Agreement and to the greatest extent permitted under the Delaware Act and other applicable law. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Delaware Act shall not be grounds for imposing personal liability on the Members or Managers for liabilities of the Company.

Section 7.10. Personal Services. No Member shall be required to perform services for the Company solely by virtue of being a Member.

Section 7.11. Lack of Authority. No Member (other than the Managers acting as the Board or an authorized Officer of the Company or the Tax Matters Member or Partnership Representative as provided in Section 8.7 below) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures on behalf of the Company.

ARTICLE VIII
INCOME AND LOSS

Section 8.1. Pass-Through Entity. The Members intend that the Company be treated as a partnership for United States federal and all applicable state and local income tax purposes, and the Board shall cause the Company to prepare and file all United States federal and applicable state and local income tax consistent with such intent.

Section 8.2. Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 8.3, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to Section 4.3, if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 4.3, to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Section 8.3. Regulatory and Special Allocations. Notwithstanding the provisions of Section 8.2:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 8.3(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 8.3(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This Section 8.3(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

(d) The allocations set forth in paragraphs (a), (b) and (c) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article VIII. (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(e) The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(*c*) ("Forfeiture Allocations") result from the allocations of Net Income and Net Loss provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss will be made in accordance with Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(*c*) or any successor provision or guidance.

Section 8.4. Tax Allocations.

(a) Subject to Sections 8.4(b) and (c), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*f*) as provided in clause (c) of the definition of Book

Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) The Company shall make allocations pursuant to this Section 8.4 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f) Allocations pursuant to this Section 8.4 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions or other items pursuant to any provisions of this Agreement.

Section 8.5. Allocations in Respect of Transferred Units. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of Article IX, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

Section 8.6. Curative Allocations. In the event that the Board determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this Article VIII (an "Unallocated Item"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "Misallocated Item"), then the Board may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby, and *provided, further*, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

Section 8.7. Tax Matters Member; Partnership Representative.

(a) The Members hereby appoint Richard Averitt as the "tax matters partner" (as defined in Code Section 6231 prior to its amendment by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Member") and, for tax years beginning on or after January 1, 2018, the "partnership representative" (the "Partnership Representative") as provided in Code Section 6223(a) (as amended by the BBA). The Tax Matters Member or Partnership Representative may resign at any time if there is another Member to act as the Tax Matters Member or Partnership Representative. The Tax Matters Member or

Partnership Representative can be removed at any time by a vote of the Board and shall resign if it is no longer a Member. In the event of the resignation or removal of the Tax Matters Member or Partnership Representative, the Board shall select a replacement Tax Matters Member or Partnership Representative. If the resignation or removal of the Partnership Representative occurs prior to the effectiveness of the resignation or removal under applicable Treasury Regulations or other administrative guidance, the resignation or removal shall be effective upon the earliest date provided for in such Treasury Regulations or administrative guidance.

(b) The Tax Matters Member and Partnership Representative are each authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Member and Partnership Representative shall each act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings; provided, however, that the Board shall have sole authority to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any federal, state, local or foreign taxing authority.

(c) The Company will not elect into the partnership audit procedures enacted under Section 1101 of the BBA (the "BBA Procedures") for any tax year beginning before January 1, 2018, and, to the extent permitted by applicable law and regulations, the Company will annually elect out of the BBA Procedures for tax years beginning on or after January 1, 2018 pursuant to Code Section 6221(b) (as amended by the BBA). For any year in which applicable law and regulations do not permit the Company to elect out of the BBA Procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Company will elect the alternative procedure under Code Section 6226, as amended by Section 1101 of the BBA, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 11.4.

(e) Except as otherwise provided herein, the Board shall have the sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company and the sole authority to amend this Agreement to make any changes in good faith consultation with the Company's tax accountants and tax counsel

as are necessary or appropriate; provided, that the Company will make an election under Code Section 754, if requested in writing by any Member.

ARTICLE IX
TRANSFERS AND OTHER EVENTS

Section 9.1. Transfers in General.

(a) Permitted Transfers.

(i) Prior to the consummation of an Initial Public Offering, no Holder may Transfer Units (or Unit Equivalents) or any portion thereof owned by such Holder except (A) to a Permitted Transferee, (B) in compliance with the provisions of Section 9.2 and (if applicable) Section 9.3, (C) in connection with an Approved Sale pursuant to Section 9.5 or a change in business form pursuant to Section 9.4, or (D) pursuant to Section 5.2.

(ii) Notwithstanding clause (A) of Section 9.1(a)(i), no Holder shall, other than with the approval of the Board or in an Approved Sale, Transfer Units or Unit Equivalents to any Person whose activities are competitive with one or more lines of business or operations of the Company (as determined by the Board in good faith), or any Affiliate of the Company (each a "Competitor").

(iii) Notwithstanding clause (A) of Section 9.1(a)(i), (A) each Holder that completes a Transfer of Units (or Unit Equivalents) to a Permitted Transferee (other than to a Permitted Transferee under clause (iii) of the definition thereof) shall retain all voting control over any Units that are the subject of such Transfer and (B) any event involving such transferor Holder which would have triggered obligations of the transferor (including, to the extent applicable, obligations with respect to repurchase, redemption or forfeiture or the loss of certain rights, *e.g.* under Section 5.1, Section 5.2, Section 9.2 or Section 9.3), shall be deemed to have the same effect upon the Units held by the Permitted Transferee.

(iv) Notwithstanding clause (A) of Section 9.1(a)(i), no Holder may Transfer to any Permitted Transferee any interest in a Unit (*e.g.*, a Unit Equivalent) without a Transfer Approval.

(v) If following a Transfer by a Holder to a Permitted Transferee, there occurs, as applicable, either (A) an amendment of any Permitted Transferee governing document, trust or exercise of a power of appointment under any Permitted Transferee trust in such a manner that the transferee would no longer qualify as a Permitted Transferee of such Holder or (B) the direct or indirect admission of new owners to a Permitted Transferee corporation, limited liability company or other estate-planning entity or the admission or replacement of a general partner of a Permitted Transferee partnership Holder, then in each case such amendment or admission shall be deemed a Transfer, subject to the restrictions herein.

(b) Permitted Transfers are not Waivers or Amendments. Nothing herein shall be deemed to limit or restrict the rights or obligations of the Company, any Executive Member, any Manager or any of their Affiliates pursuant to any Incentive Agreement, including provisions thereof regarding the purchase, sale or Transfer of Units or Unit Equivalents, and the terms of such Incentive Agreement shall govern in the event of any inconsistency herewith.

(c) Effect on Voting Rights. Except for voting rights required to be retained by Holders upon Transfer to a Permitted Transferee under Section 9.1(a)(iii), a Transfer by a Holder shall eliminate such Holder's power and right to vote or consent (in proportion to the extent of the interest Transferred) on any matter submitted to the Members or any group of Members with respect to Transferred Units. A Transfer shall not otherwise eliminate the Member's entitlement to any rights associated with the Member's remaining Units and shall not cause the Member to be released from any liability to the Company solely as a result of the Transfer.

(d) Transfer Documentation. A Transfer shall be valid hereunder only if the transferring Member (the "Assignor") and the recipient (the "Assignee") each execute and deliver to the Company such documents as may be reasonably requested by the Board to confirm the agreement of the Assignee to be bound by the provisions of this Agreement, which shall include at least an assignment from the Assignor to the Assignee describing the Units proposed for Transfer and (in the case of an Assignee that is not already a Member) a joinder to this Agreement (including an acknowledgement that the Assignee shall be subject to the same terms and conditions applicable to the Assignor (including, as applicable, all obligations pursuant to the provisions of this Article IX)).

(e) Effect on the Company; Rights and Obligations of Assignee. A Transfer by a Member or other Person shall not itself dissolve the Company or entitle the Assignee to become a Member or exercise any rights of a Member. An Assignee pursuant to a Transfer that is not admitted as a Member pursuant to Section 9.1(f) shall not be entitled to vote until admission as Member pursuant to Section 9.1(f) but shall nevertheless be subject to all of the obligations of the Assignor as if Assignee held all rights and obligations of the Units Transferred as a Member. If the Assignee later becomes a Member, the voting rights associated with the Units held by the Assignee shall be restored and be held by such new Member.

(f) Admission of Assignee as a Member. Any Assignee to whom Units are Transferred in accordance with this Section 9.1 shall, only upon the satisfaction of the conditions set out in Section 9.1(f)(i) and Section 9.1(f)(ii) (to the extent applicable) and Section 9.7, be admitted as a Member and succeed to the rights and obligations of Assignor with respect to the Units so Transferred. An Assignee not previously a Member shall become a Member hereunder by reason of a Transfer only upon:

(i) the prior written approval of the Board (except that such approval shall not be required in the case of any Transfer to a Permitted Transferee), which shall not be unreasonably withheld and

(ii) satisfaction of all of the following conditions, upon which consent and satisfaction the Assignee shall have, to the extent assigned, the rights and powers, and be subject to the restrictions and liabilities, of a Member under the Delaware Act and this Agreement, shall be liable for any obligations of the Assignor to make future capital contributions in respect of the Transferred Units but shall not be obligated for other liabilities reasonably unknown to the Assignee at the time the Assignee becomes a Member:

(A) the Assignee becomes a party to this Agreement as a Member by executing a counterpart signature page as a joinder to this Agreement and executing such documents and instruments as the Board may reasonably request pursuant to Section 9.1(d);

(B) the Assignee pays or reimburses the Company for all reasonable legal, filing and publication costs that the Company incurs in connection with the admission of the Assignee as a Member; and

(C) if the Assignee is not a natural Person of legal majority, the Assignee provides the Company with evidence reasonably satisfactory to the Board of the authority of the Assignee to become a Member and to be bound by the terms and conditions of this Agreement.

(g) Effect of Admission of Member on Assignor and the Company. Upon the admission of an Assignee as a Member, the Assignor shall cease to be a Member with respect to the Units Transferred. In any such case, the admission of the Assignee as a Member shall constitute the requisite consent of the Members to continue the business of the Company notwithstanding that such admission will cause the termination of the membership of the Assignor with respect to the Units Transferred.

Section 9.2. Co-Sale Rights.

(a) The Members shall be entitled to participate in any Transfer of Units which in a single transaction or multiple related transactions results in the Transfer of a majority of the Common Units and a majority of the Preferred Units, on the following terms. In the event that the Holders thereof desire to Transfer a majority of the Preferred Units and a majority of the Common Units (excluding Transfers in a Public Sale, Management Exempt Transfers or Transfers to a Permitted Transferee), such Holders shall give written notice to each other Member describing in reasonable detail the number of Units subject to the proposed Transfer (the "Sale Units"), the price and other terms and conditions of such proposed Transfer, and the identity of the prospective transferee(s) (such notice, the "Sale Notice"). Each of the other Members shall be entitled, within 15 days following delivery of the Sale Notice, to give written notice (a "Tag-Along Notice") to the initiating Holders and the Company that such Member desires to participate in such proposed Transfer upon the price, terms and conditions set forth in the Sale Notice, which

Tag-Along Notice shall specify the Units such Member desires to include in such proposed Transfer. Such participation shall be allocated among each Member that timely delivers a Tag-Along Notice (each a "Participating Member") on a pro rata basis (calculated on the basis of each Participating Member's total Units relative to the aggregate number of Units of the initiating Holders and all Participating Members); provided, that in no event shall any Participating Member be allocated a greater number of Units than requested in such Participating Member's Tag-Along Notice. If a Participating Member owns Units of the same class or series as the Sale Units, such Participating Member will first include in such Transfer the Units of the class and series held thereby that are proposed to be transferred by the initiating Members. The aggregate consideration to be paid to Participating Members in connection with the Transfer shall be allocated among each Unit of the same class and series on a Pro Rata basis, and with respect to a Transfer of Preferred Units and Units of another class or series, shall be allocated as though such consideration were a Liquidating Distribution. In the event that a Liquidating Distribution would result in the consideration payable to the Holders of Units other than Preferred Units being reduced, the initiating Members shall notify such Holders not less than ten (10) days prior the anticipated closing, in which event, such Holders may elect to withdraw their participation.

(b) With respect to any Transfer subject to this Section 9.2, each Holder shall use commercially reasonable efforts to obtain the agreement of the prospective Transferee(s) to the participation of the Participating Members as set forth herein, and no Holder shall Transfer any of its Units to any prospective Transferee if such prospective Transferee(s) declines to allow the participation of the Participating Members on the terms provided herein, unless in connection with such Transfer, one or more of the Holders or their respective Affiliates purchase (on the same terms and conditions on which such Units were to be sold to the Transferee(s)) the number and class of Units from each Participating Member which such Participating Member would have been entitled to sell pursuant to Section 9.2(a). Each Participating Member shall pay on a pro rata basis (as if such expenses reduced the aggregate proceeds available for distribution or payment to the Holders and Participating Members in such Transfer) the expenses incurred by the Holder(s) in connection with such Transfer and shall be obligated to join (individually and not jointly and severally) in any indemnification or other obligations that the Holder agrees to provide in connection with such Transfer; provided that unless a prospective Transferee permits a Participating Member to give a guarantee, letter of credit or other mechanism (which shall be dealt with on an individual basis), any escrow of proceeds of any such transaction shall be withheld in accordance the consideration to be received by each Participating Member and Holder participating in the Transfer.

(c) To the extent the Members have not elected to participate in the contemplated Transfer (through notice to such effect or expiration of the 15-day period after delivery of the Sale Notice), then the initiating Holders may Transfer the Units specified in the Sale Notice at a price and on terms no more favorable in any material respect to the Transferee(s) thereof than specified in the Sale Notice during the 90-day period immediately following the Authorization Date. Any Units held by an initiating Holder not Transferred within such 90-day period shall be subject to the provisions of this Section 9.2 upon subsequent Transfer.

(d) The provisions of Section 9.2 shall terminate upon the consummation of an Initial Public Offering.

Section 9.3. Change in Business Form. With or without a vote or consent of the Members, the Board may, upon any Initial Public Offering, elect to cause the Company to reorganize as a Delaware corporation (the "Successor") in accordance with this Section 9.3 in anticipation of registration of the common stock of such Successor. The method of effecting such reorganization, shall (subject to the remaining provisions of this Section 9.3) be determined by the Board in its discretion; provided that the Company shall to the extent feasible under the circumstances effect any such reorganization in a manner which avoids creation of a taxable income for the Company or any Member (including effecting the transactions described in Section 9.3(a)).

(a) Each of the Members hereby agrees to take such actions as are reasonably required to effect such reorganization as shall be determined by the Board and irrevocably authorizes and appoints each of the Managers who are in office at such time as such Member's representative and true and lawful attorney-in-fact and agent to act in such Member's name, place and stead as contemplated in this Section 9.3 and to execute in the name and on behalf of such Member any agreement, certificate, instrument or document to be delivered by the Members in connection with any such reorganization as determined by the Board (but with such power of attorney to be exercised only in the event of the failure of such Member to comply with this Section 9.3). In connection with any such reorganization, each of the transactions described in clauses (i) through (iv) of this Section 9.3(a) shall be consummated as provided below and deemed to have occurred simultaneously:

(i) The Successor shall be organized as a Delaware corporation, with customary charter and by-laws, each reasonably acceptable to the Board and to a SuperMajority;

(ii) Each Unit shall (effective upon and subject to the consummation of such Initial Public Offering) convert into shares of common stock of the Successor (the "Successor Stock"), and the shares of Successor Stock shall be allocated among the Holders in exchange for their respective Units such that each Holder shall receive a number of shares of Successor Stock equal to the quotient (the "Quotient") of (A) the amount such Holder would have received in respect of such Holder's Units in a Liquidity Event at the time of the Initial Public Offering assuming a total equity value of the Company implied by the Price-to-Public, in accordance with Section 4.4, divided by (B) the price per share at which the common stock is being offered to the public in the Initial Public Offering (the "Price-to-Public");

(iii) The Successor shall expressly acknowledge and, as applicable, assume the obligations and liabilities of the Company, including its remaining obligations under this Agreement, and as otherwise described in clause (ii) of this Section 9.3(a), with such conforming changes as may be necessary or appropriate to reflect the corporate status of the Successor, and in connection with such

transactions and those described above the Members shall take such action as may be necessary to consolidate the Company as part of the Successor to the extent such consolidation does not occur by operation of law; and

(iv) The Successor (and the Company) shall use commercially reasonable efforts to make all filings, obtain all approvals and consents and take such other actions as may be necessary, desirable or appropriate to effectuate the reorganization contemplated by this Section 9.3.

(b) The organizational documents of the Successor and/or a stockholders' or other agreement, as appropriate, shall provide that the rights and obligations of the Members hereunder (to the extent such rights and obligations survive consummation of an Initial Public Offering, and including the economic and other rights of each class and series of Units) shall continue to apply in accordance with the terms thereof unless the parties thereto otherwise agree in writing pursuant to the terms thereof.

(c) In the event of an Initial Public Offering, the Company and each Member shall take all necessary or desirable actions requested by the Board in connection with the consummation of such Initial Public Offering, including consenting to, voting for and waiving any dissenters rights, appraisal rights or similar rights with respect to a reorganization of the Company pursuant to the terms of this Section 9.3 and compliance with the requirements of all laws and regulatory bodies which are applicable or which have jurisdiction over such Initial Public Offering.

Section 9.4. Approved Sale.

(a) Subject to Section 6.5, if (at any time prior to the consummation of an Initial Public Offering) the Board, together with a Members holding a majority of the outstanding Preferred Units and Common Units (such Common Units voting together), approves a Sale of the Company (an "Approved Sale"), each Member (and each Person that retains voting control of any Units Transferred to a Permitted Transferee) shall take the following actions:

(i) vote for (whether at a meeting of Members or by written consent), consent to and raise no objections against, and not otherwise impede or delay, such Approved Sale;

(ii) if the Approved Sale is structured as a (i) merger or consolidation, each Member shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of capital, Units or other equity securities, each Member shall agree to sell all of such Member's capital, Units and other equity securities of the Company on the terms and conditions approved by the Board; and

(iii) take all necessary or desirable actions (in such Member's capacity as a Member of the Company) in connection with the consummation of the Approved Sale as reasonably requested by the Board, including executing and delivering any and all agreements, instruments and other documents approved by

the Board and the SuperMajority, including any applicable purchase agreement, stockholders agreement and/or indemnification and/or contribution agreement).

(b) The obligations of the Members with respect to the Approved Sale are subject to the satisfaction of the following conditions: (i) each Member shall receive, upon consummation of the Approved Sale, the same form of consideration and the same amount of consideration that such Member would have received in liquidation pursuant to the rights and preferences of such class of Units and Unit Equivalents pursuant to Section 10.2 below; and (ii) if any Holder of a class or series of Units or Unit Equivalents are given an option as to the form and amount of consideration to be received, each Holder of Units or Unit Equivalents shall be given the same option (it being understood that Excluded Holders and any other Holders as to which a privately-held acquirer does not want to offer its securities may be offered equivalent cash in lieu of unregistered securities). The Company and the Members acknowledge and agree that the provisions of this Section 9.4(b) shall apply in the case of any Sale of the Company (whether initiated or classified as an Approved Sale or otherwise).

(c) Notwithstanding anything herein to the contrary, the Members shall be severally obligated to join on a pro rata basis in any customary indemnification obligations (calculated as if such indemnification obligations reduced the aggregate proceeds available for distribution or payment to the Members in such Approved Sale) the Board and the SuperMajority agreed to in connection with such Approved Sale; provided that no Member shall be obligated to enter into indemnification obligations with respect to matters particular to any other Member or such other Member's Units and no Member shall be required to agree to indemnification obligations in excess of the proceeds received by such Member in such Approved Sale (it being understood that, although primary sale documents in an Approved Sale may provide for any indemnity, this proviso may be satisfied by means of indemnification, contribution or unit holder representative agreements among the Members); provided further that any delayed proceeds of any such sale transaction (including royalties and earn-out amounts) and, unless a prospective transferee permits a Member to give a guarantee, letter of credit or other mechanism (which shall be dealt with on an individual basis), any escrow of proceeds of any such transaction shall be calculated as if such escrow reduced the aggregate proceeds available for distribution or payment to the Members in such Approved Sale, and the Members shall equitably reallocate subsequently available proceeds in accordance with the terms of this Agreement and the previously received amounts. Each Member shall pay on a pro rata basis (calculated as if such expenses reduced the aggregate proceeds available for distribution or payment to the Members in such Approved Sale) the expenses incurred by the Company pursuant to an Approved Sale to the extent such expenses are incurred for the benefit of all Members (as reasonably determined by the Board). Expenses incurred by any Member on its own behalf (including the fees and disbursements of counsel, advisors and other Persons retained by such Holder in connection with the Approved Sale) will not be considered costs incurred for the benefit of all Members and, to the extent not paid by the Company, will be the responsibility of such Member. Each Member shall enter into any escrow, indemnification, contribution or unit holder representative agreement requested by the Board to ensure compliance with this Section 9.4.

Section 9.5. Transfer of Restricted Securities.

(a) Notwithstanding any other condition to a Transfer set forth in this Agreement, Units are Transferable only pursuant to (A) public offerings registered under the Securities Act, (B) Rule 144 or Rule 144A of the SEC (or any similar rule or rules then in force) if such rule is available, and (C) any other legally available means of Transfer.

(b) In connection with the Transfer of any Units, the Board may require an opinion of counsel which (to the Company's reasonable satisfaction) is knowledgeable in Securities Act matters to the effect that such Transfer may be effected without registration of such Units under the Securities Act.

Section 9.6. Required Amendments; Continuation. If and to the extent any Assignee is admitted as a Member pursuant to Section 9.1(f), the Board shall amend the Schedule of Members to reflect the admission of such Assignee as a member and the elimination of the transferor Member (or the corresponding reduction of such Member's interest), and (if and to the extent then required under this Agreement or by the Delaware Act) the Board shall amend this Agreement.

Section 9.7. Resignation. No Member shall have the right to resign or withdraw as a Member without the unanimous prior written consent of the Board, which may be given or withheld in each Manager's sole and absolute discretion, and any purported resignation or withdrawal without such prior written consent shall be void and ineffectual and shall not bind or be recognized by the Company or any other party.

Section 9.8. Void Assignment. Any Transfer by any Holder in contravention of this Agreement shall be void and ineffectual and shall not bind or be recognized by the Company or any other Person. In the event of any Transfer in contravention of this Agreement, the purported transferee shall have no right to any profits or losses or Distributions of the Company or any other rights of a Holder.

Section 9.9. No Avoidance of Provisions. No Holder shall directly or indirectly (i) permit the Transfer of all or any portion of the direct or indirect equity or beneficial interest in such Holder or (ii) otherwise seek to avoid the provisions of this Agreement by issuing, or permitting the issuance of, any direct or indirect equity or beneficial interest in such Holder, in any such case in a manner which would fail to comply with this Article IX if such Holder had Transferred Units directly.

Section 9.10. Holdback Agreement. No Holder shall effect any Public Sale of equity securities of the Company (including any Successor or any other successor-in-interest) (any such entity, as may be applicable, the "Public Offering Vehicle") held by such Holder immediately prior to the Initial Public Offering of the Public Offering Vehicle, or any securities convertible into or exchangeable or exercisable for such securities, (i) during the seven days prior to and the 180-day period beginning on the effective date of the Initial Public Offering of the Public Offering Vehicle, except as part of such Initial Public Offering, or (ii) during the seven days prior to and the 90-day period beginning on the effective date of any subsequent underwritten

registered public offering of the Public Offering Vehicle, except as part of any such underwritten registration, unless the underwriters managing the registered public offering otherwise agree in writing (each such 180-day or 90-day period is a "Holdback Period"). The Holdback Period shall also be extended for the minimum period of time which is necessary for a managing or co-managing underwriter of a registered offering to comply with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation. The extension in the immediately preceding sentence is referred to herein as the "Holdback Extension". The Public Offering Vehicle may impose stop-transfer instructions with respect to the shares of its common stock (or other securities) subject to the foregoing restriction during any Holdback Period and during any period of Holdback Extension. This Section 9.10 shall survive the termination of this Agreement and shall apply to any securities of the Successor or any other successor-in-interest of the Company, as if such successor-in-interest were the Company.

ARTICLE X
DISSOLUTION, LIQUIDATION AND TERMINATION

Section 10.1. Dissolution. The Company shall be dissolved and its affairs shall be wound up only on the first to occur of either:

(a) a unanimous determination of the Board,

(b) the determination of a SuperMajority, or

(c) the entry of a decree of judicial dissolution of the Company under Section 35-5 of the Delaware Act or an administrative dissolution under Section 18-802 of the Delaware Act.

The Dissociation, death, retirement, resignation, expulsion, incapacity, bankruptcy or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not cause a dissolution of the Company, and the Company shall continue in existence subject to the terms and conditions of this Agreement.

Section 10.2. Liquidation and Termination. On dissolution of the Company, the Board shall act as liquidator (or may appoint one or more Members as liquidator). The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided in this Section 10.2 and in the Delaware Act. The costs of liquidation shall be borne as a Company expense. The steps to be accomplished by the liquidators are as follows:

(a) The liquidator(s) shall pay, satisfy or discharge from the Company assets all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation and all debts, liabilities and obligations owed by the Company to Members) or otherwise make adequate provision for payment and discharge thereof (including by the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine).

(b) The balance, if any, of the Company's remaining assets shall be distributed in accordance with Section 4.3.

The liquidator(s) shall cause only cash, evidences of indebtedness and other securities to be distributed in any liquidation. The distribution of cash and/or assets to a Member in accordance with the provisions of this Section 10.2 shall be deemed to constitute a complete return to such Member of his, her or its Capital Contributions and a complete distribution to the Member of his, her or its interest in the Company and all the Company's property and constitutes a compromise to which all Holders have consented within the meaning of the Delaware Act. The distribution of cash and/or assets to a Holder who is not a Member in accordance with the provisions of this Section 10.2 shall be deemed to constitute a complete distribution to such Holder of its interest in the Company and all the Company's property and constitutes a compromise to which all Holders have consented within the meaning of the Delaware Act. To the extent that a Holder returns funds to the Company, such Holder has no claim against any other Holder for those funds.

Section 10.3. Certificate of Cancellation. On completion of the distribution of the Company assets as provided in Section 10.2, the Company shall be deemed terminated for all purposes, and the Board shall promptly file (or cause to be filed) a certificate of cancellation with the Secretary of State of the State of Delaware, take all actions necessary to otherwise cancel any other filings made pursuant to Section 2.1 and take such other actions as may be necessary to terminate the Company.

ARTICLE XI
GENERAL/MISCELLANEOUS PROVISIONS

Section 11.1. Offset. Whenever the Company is to pay any sum to any Holder, any amounts that such Holder owes to the Company may be deducted from that sum before payment.

Section 11.2. Waiver of Certain Rights. Each Member irrevocably waives any right it may have to demand any Distributions or withdrawal of property from the Company (except as otherwise provided in Section 10.2) or to maintain any action for dissolution of the Company or for partition of the property of the Company.

Section 11.3. Excluded Opportunities. Notwithstanding anything to the contrary in this Agreement, the Company and each of the Holders renounces any interest or expectancy of the Company or any Holder in, or in being offered an opportunity to participate in, or in being informed about, any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any Manager of the Company, or (ii) any Holder, or any Affiliate, partner, member, manager, director, equityholder, employee, agent, representative or other related person of any such Holder (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a manager of the Company.

Section 11.4. Indemnification and Reimbursement for Payments on behalf of a Holder. If the Company is obligated to pay any amount to any governmental body or agency (or otherwise makes a payment) because of a Holder's status or otherwise specifically attributable to a Holder (including foreign, federal, state or local withholding taxes, personal property taxes, personal property replacement taxes, unincorporated business taxes, etc.), then such Holder (the "Indemnifying Holder") shall indemnify the Company in full for the entire amount paid

(including any interest, penalties and expenses associated with such payments), and, at the option of the Board, either:

(a) promptly upon notification of an obligation to indemnify the Company, the Indemnifying Holder shall make a cash payment to the Company equal to the full amount to be indemnified (provided that the amount paid shall not be treated as a Capital Contribution or satisfaction of any indebtedness owed to the Company), or

(b) the Company shall reduce Distributions that would otherwise be made to the Indemnifying Holder, until the Company has recovered the amount to be indemnified (provided that the amount of such reduction shall be deemed to have been distributed for all purposes of this Agreement).

An Indemnifying Holder's obligation to indemnify the Company under this Section 11.4 shall survive the termination, dissolution, liquidation and winding up of the Company, and for the purposes of this Section 11.4 the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Indemnifying Holder under this Section 11.4, including instituting a lawsuit to collect such indemnified amount, and shall be entitled to collect interest calculated at the prime rate as published in *The Wall Street Journal* from time to time plus five percentage points per annum (but not in excess of the highest rate per annum permitted by law).

Section 11.5. Assurances. Each Holder, at the expense of the Company, shall execute all such certificates and other documents and shall do all such filing, recording, publishing and other acts as the Board deems reasonably appropriate to comply with the requirements of law for the operation of the Company and to comply with any laws, rules and regulations relating to the acquisition, operation or holding of the property of the Company, all pursuant to the terms and subject to the conditions set forth in this Agreement.

Section 11.6. Notices. Except as expressly set forth to the contrary in this Agreement, any notice, demand, consent, election, offer, approval, request or other communication (collectively, for the purposes of this Section 11.6, a "notice") required or permitted under this Agreement must be in writing and will be deemed delivered (i) when delivered personally, (ii) five business days after being sent by certified or registered mail, postage prepaid, return receipt requested; (iii) one business day after being sent by recognized overnight delivery service; (iv) on the business day of delivery (or on the next subsequent business day if sent on a day that is not a business day or if sent after 3:00 p.m. recipient time on a business day) if sent by facsimile transmittal with confirmation of transmittal; or (v) on the business day of delivery (or on the next subsequent business day if sent on a day that is not a business day or if sent after 3:00 p.m. recipient time on a business day) if sent by e-mail transmittal to the e-mail address set forth on the Schedule of Members with confirmation of delivery. A notice must be addressed to a Manager, Member or Holder, as applicable, at such Person's last known address on the records of the Company. A notice to the Company or a notice by a person other than a Manager to the Board must be addressed to the Company's principal office to the attention of the secretary of the Company. The secretary of the Company shall promptly distribute any such Board notice to each Manager. Any party may designate, by notice to all of the others in accordance with this

Section 11.6, substitute addresses or addressees for notices, and, thereafter, notices are to be directed to those substitute addresses or addressees.

Section 11.7. Entire Agreement. This Agreement and, as applicable, the Purchase Agreement and any Incentive Agreement constitute the entire agreement among the Members relating to the Company, the Units and the governance of the Company and supersede all prior contracts or agreements with respect to the Company or the governance of the Company. For the avoidance of doubt, this Agreement does not supersede any Services Agreement between any Member and the Company.

Section 11.8. Waiver or Consent. A waiver or consent to or of any breach or default by any Person in the performance by that Person of its obligations hereunder or with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person hereunder or with respect to the Company. A waiver under this Agreement shall be effective only by written instrument executed by the Person(s) waiving rights to which they are entitled hereunder and with express reference specifying the rights and provisions waived. Failure on the part of a Person to expressly complain of any act of any Person or to declare any Person in default hereunder or with respect to the Company, irrespective of how long that failure continues, does not constitute an effective waiver by that Person of its rights with respect to that default until the applicable statute of limitations period has run.

Section 11.9. Amendment or Modification. This Agreement and any provision hereof may be amended or modified from time to time only by a written instrument adopted by the Board and a SuperMajority; provided that (a) any amendment or modification materially adversely affecting rights or obligations of Preferred Units hereunder shall require the prior written consent of the Preferred Majority and (b) any amendment or modification adversely affecting rights or obligations of Class B Common Units hereunder shall require the prior written consent of Members holding a majority of the Class B Common Units; provided, that, if any amendment or modification would have a material and adverse effect on the rights or obligations of any individual Member or group of Members in comparison to other Members holding the same class of Units, then such amendment or modification will also require the prior written consent of such adversely affected individual Member or at least a majority in interest of such adversely affected Member(s), as the case may be; provided, further, that, any amendment or modification reducing the required interest for any consent or vote in this Agreement shall be effective only with the consent or vote of Members having the interest theretofore required; provided, however, that no consent or approval of Members or Holders of Units shall be required in connection with the an issuance of Additional Units as approved by the Board (regardless of the rights, privileges, priorities and obligations of such Additional Units) or a transaction pursuant to Section 9.3, and amendments and modifications to this Agreement (including the schedules hereto) related thereto, all to the extent that the issuance of such Additional Units affects the same classes of Units in the same manner and proportion. Any amendment adopted in accordance with this Agreement shall be binding upon all Members and Units, notwithstanding that they did not consent to or have the right to consent to such amendment.

Section 11.10. Severability. Should any provision of this Agreement be held to be enforceable only if modified, such holding shall not affect the validity of the remainder of this

Agreement, the balance of which shall continue to be binding upon each Member with any such modification to become a part hereof and treated as though originally set forth in this Agreement. The Holders further agree that any court of competent jurisdiction is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement, or by making such other modifications as it deems warranted to carry out the intent and agreement of the Members as embodied herein to the maximum extent permitted by law. The Holders expressly agree that this Agreement as so modified shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect under applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been set forth herein.

Section 11.11. Delivery by Facsimile or Portable Document Form (pdf). This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission in portable document format (PDF), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties.

Section 11.12. Successors and Assigns. Except as otherwise provided herein, this Agreement is binding on and shall inure to the benefit of the parties hereto and their respective heirs, legal representatives, administrators, executors, successors and permitted assigns.

Section 11.13. Remedies. The Company and the Members shall be entitled to enforce their rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement (including costs of enforcement) and to exercise any and all other rights at law or at equity existing in their favor.

Section 11.14. Third Parties. Except as set forth in Article VII, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person or entity, other than the parties to this Agreement and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 11.15. GOVERNING LAW. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE EXCLUDING ANY CONFLICT OF LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and any provision of the Certificate or any mandatory non-

waivable provision of the Delaware Act, the applicable provision of the Certificate or the Delaware Act shall control.

Section 11.16. Counterparts. This Agreement may be executed in multiple counterparts, with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

Section 11.17. Consent to Jurisdiction. Each Member irrevocably submits to the non-exclusive jurisdiction of the United States District Court for the City of Richmond, Virginia and the state courts located therein, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each Member further agrees that service of any process, summons, notice or document by U.S. certified or registered mail to such Member's respective address set forth on the Schedule of Members shall be effective service of process in any action, suit or proceeding with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each Member irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District Court for the City of Richmond, Virginia or the state courts therein, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

Section 11.18. WAIVER OF JURY TRIAL. BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES HERETO, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY AND/OR THE RELATIONSHIP ESTABLISHED AMONG THE PARTIES HEREUNDER. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 11.19. Descriptive Headings; Interpretation; Construction. The headings herein are inserted as a matter of convenience only and are not intended to define, limit or describe the scope of this Agreement or the intent of the provisions hereof. Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege

or the discharge or any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York City are authorized to be closed, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular business day. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[End of text; signature pages follow.]

61724663.4

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

THE COMPANY:

DIGITAL RELAB, LLC

By: ______________________

Name: Richard G Averitt

Its: CEO

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Peter A. Agelasto III

____

Peter Agelasto

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

____
Richard Averitt

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Paul Sipe

____
Paul Sipe

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

JAMES FISHEL
____
Jim Fishel

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

____

Tyler Sewell

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Nathaniel Casey

____

Nate Casey

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Parker Fishel

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Ronald E Wilder

____

Ron Wilder

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Peter A Agelasto III

____
Peter Agelasto III

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

____

Lexa Pope

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

____

Betsy Agelasto

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

/s/ Anthony Ignaczak

Anthony Ignazcak

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Brian Stern

____

Brian Stern

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

RG Averitt

____

Dick Averitt

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Roger C Prescott, Trustee

Roger Prescott, Trustee
Prescott Family 2011 Revocable Trust

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

____

Anne Wachmeister

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

____

David Hudson

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Gary Scott

Gary Scott

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Paul Farris

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Peter C. Parrish by Robert Parrish administrator

Peter Parrish

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Jeffrey G. Roberts

____
Jeff Roberts

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Henry Valentine III

____
Henry Valentine III

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

____
Claudia Ritchie

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

____
Keith May

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Mike Bowen

Mike Bower

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Jody Bower

____

Jody Bower

Debbie Bower

____

Debbie Bower

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

N.PLACE, LLC

By: /s/ Anthony Ignaczak

Name: Anthony Ignaczak

Title: Member

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

RICHARD G. AVERITT & SANDRA AVERITT TTEE,
RICHARD GARLAND AVERITT III TRUST

By: RG Averitt

Name: Richard G. (Dick) Averitt III

Title: Trustee

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

David C. Foulk, Trustee

____

DAVID C. FOULK, TRUSTEE U/A THE DAVID C. FOULK TRUST AGREEMENT DATED AS OF JULY 6, 2004, AS AMENDED

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Dennis K. Gillespie

____

Dennis Gillespie

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Tariq Dag Khan

____
Name: Tariq Dag Khan

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

/s/ Spencer Grimes

Spencer Grimes

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

R W Moje

____
Robert W. Moje

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

William P. Lauterbach

Preston Lauterbach

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

MEMBERS:

Jaffray Woodriff

SCHEDULE OF MEMBERS

[On file with the Company]